

NYSE
AN ICE EXCHANGE

January 26, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.500% Medium-Term Notes, Series A, due April 24, 2026 of AMERICAN HONDA FINANCE CORPORATION, under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com